

April 7, 2010

By U.S. Mail and Facsimile to (502) 223-7136

R. Clay Hulette
Vice President, Chief Financial Officer and Treasurer
Kentucky First Federal Bancorp
479 Main Street
Hazard, Kentucky 41702

> **Re: Kentucky First Federal Bancorp**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **File No. 0-51176**

Dear Mr. Hulette:

We have reviewed your response letter dated March 3, 2010 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Statement of Financial Condition

Loans, page 11

1. We note your response to comment #2 to our letter dated February 17, 2010 and the fact that Borrower B requested to make interest only payments for a period of time. Please tell us the following concerning this borrower:

- whether or not you granted the request to make interest-only payments for a period of time;
- if you did grant the request to allow interest-only payments, the specific period of time for which the interest-only payments were granted, if the borrower has returned to paying principal plus interest as of the most recent date and whether or not you expect to collect all contractual amounts due;
- whether or not there were any other modifications of the terms of the debt; and
- whether or not you considered this to be a troubled debt restructuring. If you did determine this was a troubled debt restructuring please tell us and revise future filings to discuss the impact.

2. We note your response to comment #4 to our letter dated February 17, 2010. Please specifically tell us, and revise future filings to disclose how frequently you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294, or David Irving, Senior Accountant, at (202) 551-3321 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3419.

Sincerely,

Christian Windsor
Special Counsel